INVEST IN **KOKORO SPIRITS**

Promoting Sustainability and Community with Premium Spirits from Around the World



kokorospirits.com San Francisco CA

Retail | Alcohol | Minority Owned | Sustainability | Distillery

Highlights

1. Our 1st product is an award-winning tequila with back-to-back gold medals from San Francisco World Spirits Competition.

2. Our team of seasoned advisors and industry professionals has experience guiding billion-dollar companies to exit.

2. Our team of seasoned advisors and industry professionals has experience guiding billion-dollar companies to exit.

3. US retail sales of spirits are up 32% in 2020 with online alcohol sales growing at almost 500% from last year.

4. Our Direct-To-Consumer model leverages the increase in consumer demand and will quickly build brand enthusiasts.

5. We are a California Benefit Corporation, a Pending B Corp, and a member of 1% for the Planet.

Our Team



Howard Cao Founder & Interim CEO

Howard is the Founder & CEO of Form & Fiction Ventures, a San Francisco creative venture studio that incubates and supports socially responsible start-ups with a focus on consumer brands, digital therapeutics, and cannabinoid sciences.

> KOKORO Spirits was founded on the belief that we can expect more from the spirits industry than just another brand of alcohol. We are a socially responsible company that shares cultural and traditional experiences from around the world. We love that spirits are best enjoyed in celebration with our friends, families, and neighbors, near & far.



Greg Cohen Advisor

Greg has directed marketing and PR efforts to help elevate many beverage alcohol brands, including a little-known tequila company (at the time) called Patron, creating and communicating the brand narrative for a now household name & valued over $5B.



H. Joseph Ehrmann Advisor

H. is the proprietor of Elixir (one of the Top 40 Whisky Bars in America), a BNIC Certified Cognac Educator, an Authentic Caribbean Rum panelist, Level 3 WSET Spirits Certificate holder, and two-time Cocktail-of-the-Year winner at SF World Spirits.

The KOKORO Spirits Story

It Started With A Sip

Three years ago, on National Tequila Day, our founder, Howard Cao, dug around in our studio's cupboard and stumbled upon an old bottle of tequila that had been inadvertently neglected over the years. Dusting it off, he popped open the bottle, took a sip, and was absolutely moved. He thought of the people and hard work that went into making such a fine tequila, not to mention the agave and beautiful regions they were sourced from. Above all, he wondered how the spirits we drink today could bring so many people together but with so little appreciation for the spirits' culture and heritage. This insight inspired him to design something he could share with his friends and family.

What initially began as a clever holiday gift, evolved into *KOKORO Spirits*, a company that curates a collection of premium spirits and a brand that celebrates communities and cultures from around the world.



Our Purpose

As a *California Benefit Corporation* and *Pending B Corp*, we are focused on the triple bottom line: profit, people, and the planet. Doing our part as an independent bottler, we are mindful of how we source and procure our spirits by partnering only with like-minded distilleries who align with our values of social and environmental responsibility. We are also a member of *1% for the Planet*, a non-profit that has given more than a quarter of a billion dollars back to society in the last 20 years.

We believe in a world that not only appreciates our connected humanity but also celebrates our individualism as well. As part of that belief, we use ancestral distillation techniques to craft innovative and traditionally-untraditional spirits to share with the world.



Our Design

Once we defined our purpose, we started on the design. First and foremost, the bottle. We wanted a shape that was iconic, catchy, but not indulgent and garish

bottle. We wanted a shape that was iconic, catchy, but not indulgent and garish. And of course, Howard's Midwest upbringing probably had something to do with our bottle's similarities to a moonshine jug. For our logo, we started with a minimalist approach, placing ***XXX XXX*** as a substitute for our yet-to-be-named brand. The six X's looked so good that we decided to keep them. We intend to use the same bottle and design across our entire collection of spirits as a symbol and reminder that it's not the vessel but what's inside that matters most. As we took a deeper dive into what that meant, we were introduced to KOKORO.


XXX
XXX
*gebō: The relationship between giving & receiving and learning to give responsibly.
Certified
B
Corporation
PENDING
1%
FOR THE PLANET
SPIRITS

Our Name

Our brand celebrates communities and cultures from around the world, and so we chose a name that eloquently describes this sentiment. ***KOKORO*** is a Japanese expression that unites the notions of heart, mind, and spirit; which are considered indistinguishable from one another. Interestingly enough, a mindfulness practitioner recently explained that our placeholder "X's" are actually a rune for **gebo* or "gift" which symbolizes the relationship between giving, receiving, and learning to give responsibly. All the pieces serendipitously fell into place as we embraced our mash-up of cultures. Not as appropriations, but as an inspiration of how disparate ideas can beautifully merge together into one, fulfilling the meaning behind KOKORO Spirits as our namesake.

Our First Stop: The Highlands of Jalisco

Given National Tequila Day was the initial spark for our KOKORO journey, the choice for our first release was obvious. Considering the hundreds of distilleries we could have partnered with, we were drawn to ***Destiladora Bonanza***, a vibrant, family-owned distillery based in the highlands of Jalisco with a heritage of tequila making that dates back to 1886. Even more impressive is their focus on social and environmental responsibility and gender equality, echoing our mission.

Their master distiller, ***Rocío Rodriguez***, one of only a handful of female tequila master distillers, has a passion for crafting with ancestral techniques, allowing us to develop an innovative, traditionally-untraditional tequila plata that will surprise and delight both new and experienced tequila lovers. Our relationship with Bonanza & Rocío solidified when we independently selected the same tasting notes for our final tequila. That is when we knew that we crafted a tequila that both KOKORO Spirits and Bonanza would be proud to share with the world.

Quality Supported by Two Gold Medals

The first introduction of Rocio's tequila expression was presented by KOKORO Spirits at the 2019 ***San Francisco World Spirits Competition*** as Tequila Plata. Our hard work and research did not go unnoticed as we were awarded a gold medal. Merely our first milestone, we didn't stop there. With the help of our partnership with Destiladora Bonanza, we continued to immerse ourselves in all things tequila and kept exploring expressions to perfect the taste. As a result, we were awarded our second gold medal at the 2020 San Francisco World Spirits Competition.

Two gold medals, back-to-back. Wow. It was truly an honor to be recognized not only for our unique taste but also for the time and effort that we put into creating an exceptional tequila. After two successful industry awards, the time to launch our Tequila Plata was next. Moving forward, we will continue to master our

proven abilities to find and curate the rest of our collection of impeccable spirits. We have already begun drawing plans and setting timelines for our next spirit and intend to launch it within a few months of shipping our tequila.

Award-Winning Tasting Notes

Our Tequila Plata starts with the traditional slow roasting of the piña - the heart of the blue agave plant. After 48 hours of roasting, the piña is crushed by a tahona to extract the aguamiel for fermentation. Our tequila provides an inviting aroma of cooked agave, ripe apple, and dusted pineapple that leads you to sweet herbal and caramel flavors. Made to be sipped, the light alcohol impact and lingering notes of floral, citrus, and light ginger allow for a smooth, harmonious experience.



Uncertain Times Call for KOKORO

We feared that the current world issues would slow down our launch, but the market is telling us otherwise. US retail sale of spirits is up 32% in 2020, and online alcohol sales are skyrocketing at almost 500% from last year. It became apparent that our eCommerce model is ideal in the current climate for delivering our spirits directly to our customers' doorsteps. Moreover, our distributors, *American Spirits Exchange*, and online fulfillment partner, *Speakeasy Company*, are the reliable anchors in supporting our online sales and distribution needs. There's no better time to launch KOKORO Spirits than now.

As we shake up the traditional three-tiered system of selling alcohol, our direct-to-consumer model will allow us not only to maximize gross margins but will create a unique, firsthand experience that can quickly build a community of KOKORO enthusiasts and advocates.

Why Crowdfunding?

Investing in KOKORO Spirits will not only give our investors the chance to be a part of curating a collection of exceptional spirits, but it is also a gateway for anyone to invest in. You shouldn't have to be a millionaire or a celebrity's best friend to have the opportunity to invest in a new company that you truly believe in. That's why we're setting our minimum investment at only $100. We've already had a fair amount of large, private funding offers, but as a company that focuses on the celebration of community and camaraderie, keeping the opportunity of KOKORO Spirits within a small, exclusive network just doesn't fit our core beliefs and values. While we certainly won't turn down any large crowdfunding investments, our main goal is to democratize and diversify our shareholders and to provide all investors an opportunity to join our community and cause.

Expanding Our Journey with You

Entering the tequila market provides us with a pretty safe bet. US tequila sales have been prosperous - reaching almost $9.3B in 2018 and continuing to grow. Even capturing a small fraction of that could grow our company beyond the point of financial sustainability.

While our award-winning tequila leads by example, we can promise that our next spirit categories will be just as exceptional in both the quality and our sourcing methodology, staying true to our core beliefs and values. Reaching these distinguishable heights will require meticulous planning and dedication; something KOKORO Spirits thrives on. In turn, investors will get to be a part of this culture by having the opportunity to communicate with us directly and provide their input. Our current priority may be getting our award-winning tequila to the doorsteps of our customers, but our long-term goal is to expand our collection of spirits and experiences that will speak to enthusiasts across the world. We can't wait for you to join us on the adventure of selecting our next spirit. Be it Scotland, the Caribbean, Southeast Asia, the Netherlands, or even our home country, The United States, our opportunities to explore and share the world's spirits are boundless.

Where Your Money Will Go

With your investment, KOKORO Spirits will be able to officially take flight. We have built a plan to get to market as efficiently as possible, by leveraging our creative partners and advisors. Our largest use of capital will go to fulfill the initial run of our first product line - tequila. A significant portion of the funding will be utilized to support hyper-targeted marketing activities (e.g., social media and email marketing) to raise brand awareness and generate customer trials, and includes the procurement of our one-of-a-kind collection of swag for consumers. The remaining share will go towards operating costs and working capital.



We hope you share the same enthusiasm for premium spirits and our desire to celebrate cultures and communities from across the globe. Let's start this journey together and

xxx **EXPLORE THE WORLD WITH US, ONE SPIRIT AT A TIME** xxx

Cheers!

KOKORO Spirits